Mail Stop 4561   January 2, 2009

By U.S. Mail and facsimile
Mr. David Cramer
Vice President, General Counsel and Secretary
Quest Software, Inc.
5 Polaris Way
Aliso Viejo, CA, 92656.

        RE: Quest Software, Inc.
             Preliminary Information Statement on Schedule 14A
             Filed: December 24, 2008
             File no. 0-26937

Dear Mr. Cramer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal I

Reincorporation of the Company from California to Delaware

The Charter and Bylaws of the Company and Quest (Delaware) Compared and Contrasted, page 11

1.   We note your statement that the reincorporation includes the implementation of certain provisions in the Delaware Certificate and Bylaws that may reduce shareholder participation in certain important corporate decisions and may have

anti-takeover implications. Revise your disclosure to specifically identify these provisions and discuss the antitakeover implications of each one.

2.   We note that shareholders are being asked to approve the principal terms of the merger agreement between Quest and the Delaware subsidiary. Tell us why you chose only this method of voting, and why shareholders are not allowed to also vote separately on the sections of the charter and bylaws that have the antitakeover implications identified in response to comment one above.

Closing Comments

As appropriate, please amend your information statement in response to these comments within 10 business days, or tell us when you will provide us with a response. You may provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3503 with any questions.

Sincerely,

David L. Orlic
Special Counsel

cc: D. Levy